UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         DIGITAL LIFESTYLES GROUP, INC.
                         ------------------------------
                 (formerly known as Northgate Innovations, Inc.)
                                (Name of Issuer)

                    Common Shares, Par Value $0.03 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   666428107
                                   ---------
                                 (CUSIP Number)

                             J. William Wilson, Esq.
                          1001 S. Capital of Texas Hwy
                              Building I, Suite 200
                               Austin, Texas 78746
                                 (512) 617-8282
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 15, 2004
                                 -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages
                              Exhibit Index: Page 6

                                                               Page 2 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  KENT A. SAVAGE

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  OO

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7         Sole Voting Power
           Shares                              1,181,990
        Beneficially          8         Shared Voting Power
          Owned By                             0
            Each              9         Sole Dispositive Power
         Reporting                             1,181,990
           Person             10        Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,181,990

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

Percent of Class Represented By Amount in Row (11)

                  5.9%

13       Type of Reporting Person (See Instructions)

                  IN

                                                               Page 3 of 6 Pages

         This Statement on Schedule 13D relates to common shares, par value $0.03 per share (the "Shares"), of Digital Lifestyles Group, Inc. (formerly
Northgate Innovations, Inc.), a Delaware corporation (the "Issuer"). This Statement is being filed by the Reporting Person (as defined herein) to report that the Reporting Person may be deemed to be the beneficial owner of more than five percent of the outstanding Shares of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Shares. The address of the principal executive office of the Issuer is 1001 S. Capital of Texas Hwy., Building I, Suite 200 Austin, TX 78746.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by Kent A. Savage (the "Reporting Person"), a U.S. citizen whose business address is 1001 S. Capital of Texas Hwy., Building I, Suite 210 Austin, TX 78746. Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

         During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

         All of the Shares reported herein were acquired by Reporting Person pursuant to an Employment Agreement (defined below), pursuant to which the Issuer granted Reporting Person a stock option to purchase up to 3,309,587 shares of the Issuer's common stock, of which 1,181,990 Shares are currently exercisable (or exercisable within 60 days).

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the Shares reported herein have been acquired for investment purposes. Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. In such capacity, Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

         Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities to the extent deemed advisable in light of his general investment and trading policies, market conditions or other factors.

                                                               Page 4 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

         (a) Reporting Person may be deemed the beneficial owner of 1,181,990 Shares (approximately 5.9% of the total number of Shares outstanding), all of which are held for his personal account.

         (b) Reporting Person may be deemed to have the sole power to direct the voting and disposition of the 1,181,990 Shares held for his personal account.

         (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since June 12, 2004 (60 days prior to the date hereof) by Reporting Person.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In consideration for employment with the Issuer, Reporting Person entered into an Employment Agreement, dated January 13, 2004, with the Issuer (the "Employment Agreement") which is incorporated by reference herein in response to this Item 6. Pursuant to the terms of the Employment Agreement, the Issuer granted Reporting Person a stock option to purchase up to 3,309,587 shares of the Issuer's common stock, of which 1,103,196 Shares are currently exercisable (or exercisable within 60 days). The stock option was issued to Reporting Person pursuant to a Stock Option Agreement, dated January 15, 2004, between the Reporting Person and the Issuer (the "Stock Option Agreement"), which is incorporated by reference herein in response to this Item 6. On April 5, 2004, the Reporting Person received an additional option to purchase 315,200 Shares, of which 78,794 Shares are currently exercisable (or exercisable within 60 days) pursuant to the Issuer's 2004 Stock Incentive Plan. Each of the options held by the Reporting Person vest in 24 equal monthly installments.

         The foregoing description of the Employment Agreement and Stock Option Agreement do not purport to be complete and are qualified in their entirety by the terms of each such Agreement which are incorporated herein by reference.

         Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any of the Shares beneficially owned by the Reporting Persons.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Exhibit Index is incorporated herein by reference.

                                                               Page 5 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     August 11, 2004               KENT A. SAVAGE

                                        /s/ Kent A. Savage
                                        ----------------------------------------

                                  EXHIBIT INDEX


A. Employment Agreement between Kent A. Savage and the Issuer dated January 13, 2004, incorporated herein by reference to Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.

B. Stock Option Agreement between Kent A. Savage and the Issuer dated January 15, 2004, incorporated herein by reference to Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2004.